Exhibit 1

NOVATEL INC.

Quarterly Report

For the Three and Nine Months Ended September 28, 2003

INDEX

Consolidated Financial Statements

•	Consolidated Balance Sheets - September 28, 2003 and December 31, 2002

•	Consolidated Statements of Operations - Three and Nine Months Ended September 28, 2003 and September 28, 2002

•	Consolidated Statements of Shareholders’ Equity September 28, 2003 and December 31, 2002

•	Consolidated Statements of Cash Flows - Three and Nine Months Ended September 28, 2003 and September 28, 2002

•	Notes to Consolidated Financial Statements

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The dollar amounts presented in this Quarterly Report are in Canadian currency unless otherwise noted (CDN $1 = US $0.7623 on October 27, 2003), and are presented in accordance with accounting principles generally accepted in Canada.  The material differences between Canadian and U.S. generally accepted accounting principles (“GAAP”) which would bear upon its financial statements and, more particularly, income applicable to share equity and retained earnings, are disclosed in Note 20 of Notes to Consolidated Financial Statements for the fiscal year ended December 31, 2002 filed as part of Form 20-F with the Securities and Exchange Commission and in Note 13 of Notes to Consolidated Financial Statements contained in this report.

Certain statements in this Quarterly Report, including financial guidance, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company’s industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, operating results of subsidiaries and joint ventures, establishing and maintaining effective distribution channels, certification and market acceptance of the Company’s new products, impact and timing of large orders, credit risks of customers and joint ventures, financing of joint ventures, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build product, product defects, U.S. dollar to Canadian dollar exchange rate fluctuations and the impact of industry consolidations, together with the other risks and uncertainties described in Management’s Discussion and Analysis of Financial Condition and Results of Operations herein and in the Company’s other filings with the United States Securities and Exchange Commission.

NOVATEL INC.

CONSOLIDATED BALANCE SHEETS

(unaudited, in thousands)

	Sept. 28, 2003	December 31, 2002
ASSETS
(Notes 1 and 10)

Current assets:
Cash and short term investments	$9,336	$6,572
Accounts receivable	8,118	9,634
Related party receivables (Note 8)	1,530	730
Related party notes receivable (Note 8)	1,646	1,932
Inventories (Note 3)	4,364	4,780
Prepaid expenses and deposits	359	284
Total current assets	25,353	23,932

Capital assets	3,368	2,460
Intangible assets (Notes 7 and 12)	2,050	1,902
Deferred development costs (Note 4)	2,513	2,596
Total assets	$33,284	$30,890

LIABILITIES AND SHAREHOLDERS’ EQUITY
(Notes 1 and 10)

Current liabilities:
Accounts payable and accrued liabilities	$5,133	$5,848
Related party payables (Note 8)	1,693	327
Notes payable (Notes 8, 9 and 10)	1,646	2,418
Deferred revenue and customer deposits	690	531
Provision for future warranty costs	416	344
Capital lease obligation – current portion	97	92
Total current liabilities	9,675	9,560

Deferred gain on sale/leaseback of capital assets	596	685
Capital lease obligation – long term portion	25	98
Total liabilities	10,296	10,343

Shareholders’ equity:
Capital stock (Note 5)	35,594	35,572
Contributed surplus	13	13
Deficit	(12,619)	(15,038)
Total shareholders’ equity	22,988	20,547
Total liabilities and shareholders’ equity	$33,284	$30,890

The following amounts relating to discontinued operations are included in the consolidated balance sheet (Note 10):

Current assets of discontinued operations	$—	$132
Non-current assets of discontinued operations	$—	$285
Current liabilities of discontinued operations	$60	$892
Non-current liabilities of discontinued operations	$—	$—

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited, in thousands, except per share data)

Three Months Ended

Nine Months Ended

	Sept. 28, 2003	Sept. 28, 2002	Sept. 28, 2003	Sept. 28, 2002
Revenues:
Product sales (Note 8)	$9,172	$4,568	$22,222	$17,291
NRE fees	1,752	2,167	5,115	4,610
Total revenues	10,924	6,735	27,337	21,901

Cost of sales:
Cost of product sales (Note 8)	4,155	2,486	10,321	8,423
Cost of NRE fees	842	1,262	2,605	2,902
Total cost of sales	4,997	3,748	12,926	11,325

Gross profit	5,927	2,987	14,411	10,576

Operating expenses:
Research and development	2,095	1,039	5,185	3,863
Selling and marketing	1,376	1,107	3,790	3,036
General and administration	1,175	921	3,038	2,861
Total operating expenses	4,646	3,067	12,013	9,760

Operating income (loss)	1,281	(80)	2,398	816

Interest income, net	48	25	146	53
Other income (expense)	(28)	64	(434)	(288)

Income from continuing operations before income taxes	1,301	9	2,110	581

Provision for income taxes	14	45	35	63

Net income (loss) from continuing operations	1,287	(36)	2,075	518

Income (loss) from discontinued operations (Note 10)	372	(272)	344	(458)

Net income (loss)	$1,659	$(308)	$2,419	$60

Net income (loss) per share (basic) (Note 11)
Continuing operations	$0.17	$(0.00)	$0.27	$0.07
Discontinued operations	0.05	(0.04)	0.04	(0.06)
Net income (loss) per share	$0.22	$(0.04)	$0.31	$0.01

Weighted average shares outstanding (basic) (Note 5)	7,696	7,676	7,690	7,679

Net income (loss) per share (diluted) (Note 11)
Continuing operations	$0.16	$(0.00)	$0.26	$0.07
Discontinued operations	0.05	(0.04)	0.04	(0.06)
Net income (loss) per share	$0.21	$(0.04)	$0.30	$0.01

Weighted average shares outstanding (diluted) (Note 5)	8,017	7,766	7,957	7,848

See accompanying  notes to the consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(unaudited, in thousands)

			Contributed Surplus	Deficit	Total Shareholders’ Equity
	Common Shares
	Number	Amount

Balance December 31, 2002	7,685	$35,572	$13	$(15,038)	$20,547
Common shares issued	14	31	—	—	31
Repurchase of shares	(2)	(9)	—	—	(9)
Net income	—	—	—	2,419	2,419
Balance September 28, 2003	7,697	$35,594	$13	$(12,619)	$22,988

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in thousands)

	Three Months Ended		Nine Months Ended
	Sept. 28, 2003	Sept. 28, 2002	Sept. 28, 2003	Sept. 28, 2002
Operating activities:
Net income (loss) from continuing operations	$1,287	$(36)	$2,075	$518
Income (loss) from discontinued operations (Note 10)	372	(272)	344	(458)
Charges and credits to operations not involving an outlay of cash:
Amortization	468	521	1,263	1,634
Gain on disposal of capital assets	—	(2)	(10)	(7)
Gain on dilution of equity interest in Mezure, Inc.	—	—	—	(121)
Gain on liquidation of Mezure assets and liabilities (Note 10)	(379)	—	(379)	—
Amortization of deferred gain on sale/leaseback of capital assets	(28)	(33)	(89)	(97)
Net change in non-cash working capital related to operations (Note 6)	(681)	470	1,654	822
Cash provided by operating activities	1,039	648	4,858	2,291

Financing activities:
Issuance (repurchase) of shares (Note 5)	(1)	6	22	(52)
Equity financing of joint venture	—	292	—	292
Related party notes receivable	—	(261)	12	(255)
Notes payable	—	260	20	413
Decrease in capital lease obligations	(23)	(83)	(68)	(245)
Effect of exchange rate changes on financing activities	2	15	(74)	(4)
Cash provided by (used in) financing activities	(22)	229	(88)	149

Increase in cash before investing activities	1,017	877	4,770	2,440

Investing activities:
Purchase of capital and intangible assets	(816)	(446)	(1,828)	(792)
Proceeds from disposal of capital assets	—	6	52	56
Investment in Point, Inc.	—	(292)	—	(292)
Acquisition of CMC Electronics’ OEM GPS Business (Note 12)	—	—	(155)	—
Deferred development costs	—	—	(75)	—
Cash used in investing activities	(816)	(732)	(2,006)	(1,028)

Increase in cash and short term investments	201	145	2,764	1,412
Cash and short term investments, beginning of period	9,135	6,061	6,572	4,794
Cash and short term investments, end of period	$9,336	$6,206	$9,336	$6,206

Cash and short term investments consisted of:
Cash and cash equivalents	$4,743	$1,341	$4,743	$1,341
Restricted short term investments	3,455	3,455	3,455	3,455
Other short term investments	1,138	1,410	1,138	1,410
	$9,336	$6,206	$9,336	$6,206

Interest paid related to bank advances and capital lease obligations	$2	$6	$8	$23

Income taxes paid	$83	$—	$84	$—

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in thousands, except per share data)

Note 1    Basis of Presentation

The consolidated financial statements for the three and nine month periods ended September 28, 2003 and September 28, 2002 presented in this Quarterly Report are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles), are stated in Canadian dollars and are unaudited.  The financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented.  The adjustments are of a normal recurring nature.  The financial statements follow the same accounting policies and methods of their application as the audited annual consolidated financial statements for the year ended December 31, 2002.  The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements.  Accordingly, the unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report for the year ended December 31, 2002 filed on Form 20-F with the Securities and Exchange Commission (SEC).

Note 2    Adoption of New Accounting Standards

Stock-Based Compensation

Effective January 1, 2002, the Company adopted the provisions of Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments.  The Company has elected to continue to account for stock-based compensation arrangements based on the intrinsic value of the transactions and to disclose the pro forma results of using the fair value based method.  Accordingly, the net earnings for the reported periods remain unchanged and the pro forma results of using the fair value based method are disclosed in Note 11.

Note 3    Inventories

	September 28, 2003	December 31, 2002

Raw materials and components	$1,511	$1,257
Work-in-progress	438	207
Finished goods	2,415	3,316
	$4,364	$4,780

Note 4    Deferred Development Costs

As of September 28, 2003, the Company had deferred $2,513 of development costs net of accumulated amortization related to the development of a certified aviation GPS receiver.  The continued deferral of these costs is subject to recoverability based on estimates of future sales of the certified aviation GPS receiver.  Should future actual sales of this receiver be materially lower from the current estimated sales, all or a portion of the deferred development costs would be charged to results of operations. With the GPS receiver reaching the commercialization stage, the Company has commenced amortizing these deferred costs, using a method similar to the unit-of-production method of amortization.

In the nine month period ended September 28, 2003, the Company deferred $75 of development costs ($nil in the nine month period ended September 28, 2002).  The Company amortized $158 of these deferred costs in the nine month period ended September 28, 2003 ($36 in the nine month period ended September 28, 2002).

Note 5    Capital Stock

The Company has authorized an unlimited number of common shares and first preference shares, of which 7,697 common shares were outstanding as of September 28, 2003 (7,685 as of December 31, 2002).

Net income (loss) per share figures presented in the Company’s financial statements are based upon the weighted average number of shares outstanding.  Diluted net income (loss) per share figures are computed as if the dilutive instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common shares for cancellation at the average market price during the period.

On September 4, 2001, the Company implemented a share repurchase program under which the Company could repurchase up to 3% of the outstanding common shares over a 12 month period.  By the time the program expired on September 3, 2002, the Company had repurchased 23 shares.

On June 12, 2003, the Company implemented a new share repurchase program under which the Company can repurchase up to 3% of the outstanding commons shares over a 12 month period.  From June 12, 2003 through September 28, 2003, the Company repurchased 2 shares.

The Company maintains stock option plans for employees and members of the Board of Directors.  Under the plans, participants are granted options to purchase common shares of the Company at no less than the market value on the date of the grant.  The options have vesting periods ranging from three to four years and expire ten years from the date of the grant, except for 30 options granted on February 13, 2001, which have a nine month vesting period and expire in 2004. As of September 28, 2003, the Company had authorized the granting of up to 1,261 options to purchase common shares of the Company under the stock option plans, of which 51 had been exercised.

A summary of the status of the Company’s stock option plans as of September 28, 2003, and changes during the nine month period ending on that date is presented below:

Options	Number of Shares	Weighted- Average Exercise Price
Outstanding at January 1, 2003	974	US $	4.59
Granted	184	2.25
Exercised	(14)	1.58
Forfeited	(3)	4.34
Outstanding at September 28, 2003	1,141	4.25

Options exercisable at September 28, 2003	736	US $	5.35

The following table summarizes information about the stock option plans as of September 28, 2003:

		Options Outstanding					Options Exercisable
Range of Exercise Prices		Number Outstanding	Weighted-Average Remaining Contractual Life		Weighted-Average Exercise Price		Number Exercisable	Weighted-Average Exercise Price
US	$7.50 to $11.25	437	3.6	years	US $	7.67	437	US $	7.67
	$4.00	3	8.5		4.00		1	4.00
	$2.25 to $3.44	438	8.4		2.44		98	2.75
	$1.38 to $2.00	263	5.8		1.59		200	1.56
US	$1.38 to $11.25	1,141	6.0		US $	4.25	736	US $	5.35

Note 6     Consolidated Statements of Cash Flows

The net changes in non-cash working capital related to operations include:

Three Months Ended

Nine Months Ended

	Sept. 28, 2003	Sept. 28, 2002	Sept. 28, 2003	Sept. 28, 2002

(Increase) decrease in accounts receivables and related party receivables	$(1,448)	$764	$692	$43
(Increase) decrease in inventories	(456)	525	347	920
(Increase) decrease in prepaid expenses and deposits	(31)	96	(86)	(45)
Increase (decrease) in accounts payable, accrued liabilities and related party payables	1,087	(681)	443	(201)
Increase (decrease) in deferred revenue and customer deposits	122	(243)	186	27
Increase in provision for future warranty costs	45	9	72	78
Net change in non-cash working capital	(681)	470	1,654	822

Note 7    Commitments and Contingencies

a) As at September 28, 2003, intangible assets included $388 related to the Company’s 1996 settlement agreement with Trimble Navigation Limited (Trimble).  This settlement agreement with Trimble includes a provision that Trimble may, at its sole option, terminate rights granted thereunder, including licenses, should the Company undergo a direct change in control.  On June 26, 2001, the Company received notice from Trimble terminating the licenses and rights under the settlement agreement in connection with the share acquisition by CMC Electronics Inc. (“CMC Electronics”) in April 1998.  The Company has sought legal advice regarding Trimble’s termination rights under the 1996 settlement agreement and is continuing to evaluate the impact, if any, of Trimble’s notice of termination.  As this matter has not been resolved as of September 28, 2003, the Company has not provided for any impairment of these intangible assets.

b) The Company is subject to legal proceedings and other claims which arise in the ordinary course of its business. The Company has sought legal advice on these matters. In the opinion of management, the ultimate liability with respect to the resolution of these actions is not expected to materially affect the financial position or results of operations.

c) In the normal course of business, the Company uses forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates.  The Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective for undertaking hedging transactions.  The process includes linking hedging instruments to assets and liabilities on the balance sheet or to forecasted transactions.  The Company also assesses, both at the hedge’s inception and on an ongoing basis, whether the foreign currency contracts that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.  The contracts are not used for trading or speculative purposes.  The contracts are normally for terms of up to twelve months and are used as hedges of a portion of the Company’s U.S. dollar denominated revenues.  Foreign exchange gains and losses on foreign currency contracts used to hedge current foreign currency assets and liabilities are accrued under current assets or liabilities on the balance sheet and recognized currently in other income/expense, net, offsetting the respective translation gains and losses recognized on the underlying asset or liability.

Foreign exchange gains and losses on foreign currency contracts used to hedge anticipated U.S. dollar revenues beyond 60 days are applied against the underlying revenues when these revenues are recognized.

At September 28, 2003, the Company had forward foreign currency contracts to sell US$3,000 between September 30, 2003 and December 31, 2003 at rates between $0.6480 and $0.6626.

Note 8             Related Party Transactions

In the normal course of business, the Company had the following transactions, measured at the exchange amount, with its related parties:

	Nine Months Ended
	September 28, 2003	September 28, 2002

Product sales to Point, Inc.	$863	$740
Services provided to Point, Inc.	98	141
Royalty income from Point, Inc.	—	39
Inventory purchases from CMC Electronics Inc.	1,536	703
Royalties charged to CMC Electronics Inc.	210	49
Other expenses from CMC Electronics Inc.	341	141
Engineering services charged by Point, Inc.	71	38
Contracted development costs charged by CMC Electronics Inc.	75	—
Engineering services charged by CMC Electronics Inc.	311	—
Consulting services charged by David E. Vaughn (excluding Board of Directors activities)	38	55

Related party receivables at September 28, 2003 consist of $1,407 from Point, Inc. ($673 at December 31, 2002) and $123 from CMC Electronics ($57 at December 31, 2002).  Related party payables at September 28, 2003 were comprised of amounts due to CMC Electronics of $1,680 ($318 at December 31, 2002) and $13 to Point, Inc. ($9 at December 31, 2002).

The related party notes receivable of $1,646 ($1,932 at December 31, 2002) reflects the Company’s proportionate joint venture interest in the aggregate borrowings by Point, Inc. from the Company and Sokkia Co., Ltd. (“Sokkia”) of US$4,830.  The loans are secured by the assets of Point, Inc., and bear interest at 3% in 2003 (between 3% and 6% in 2002).  On November 10, 2003, the Company and Sokkia agreed to extend the due dates on the loans to December 31, 2003.  In addition, on November 10, 2003, the Company and Sokkia agreed to provide an additional US$500 loan to Point, with the Company's share being US$245 (see Note 9).

On May 14, 2003, the Company acquired CMC Electronics Inc.’s non-aviation Global Positioning System (GPS) OEM product line.  The purchase price was comprised of $150 at closing and $600 payable over time as a royalty on the revenue generated by this business (see Note 12).  The fair value of net assets acquired is as follows:

Capital assets	$150
Intangibles	497

Total investment	$647

Note 9             Investment in Point, Inc.

On July 20, 1999, the Company and Sokkia Co., Ltd. formed a joint venture, Point, Inc., to distribute GPS based products for surveying, mapping, geographical information systems, construction and construction machine control applications, on a worldwide basis.  The consolidated financial statements presented herein include the Company’s proportionate share of the accounts of Point, Inc.

The following is a summary of the Company’s proportionate share of the financial position, operating results, and cash flows of Point, Inc. :

	September 28, 2003	December 31, 2002

Current assets	$1,789	$2,247
Non-current assets	108	139
Total assets	$1,897	$2,386

Current liabilities	$2,974	$3,477
Long-term liabilities	—	—
Total liabilities	$2,974	$3,477

	Nine Months Ended
	September 28, 2003	September 28, 2002

Revenues	$4,361	$3,396
Expenses	4,604	4,517
Net Income (Loss)	$(243)	$(1,121)

Cash provided by (used in)
Operating activities	$(6)	$(1,421)
Investing activities	$(25)	$(35)
Financing activities	$(12)	$558
Effect of exchange rate changes on financing activities	$(274)	$(11)

Included in current liabilities is the Company’s share of notes payable by Point, Inc. to Sokkia, in the amount of $1,646 ($1,932 at December 31, 2002).   The loans are secured by the assets of Point, Inc. and bear interest at 3% (between 3% and 6% in 2002).  As of September 28, 2003, Point, Inc. has borrowed US$4,830 in aggregate from the Company and Sokkia.  On November 10, 2003, the Company and Sokkia agreed to extend the due dates on the loans to December 31, 2003.  In addition, on November 10, 2003, the Company and Sokkia agreed to provide an additional US$500 loan to Point, with the Company's share being US$245.

Point, Inc. is dependent on the Company and Sokkia for product supply, distribution and financing.  Should Sokkia or the Company discontinue their support, Point, Inc.’s ability to continue as a going concern would be impaired.  If the loans to Point, Inc. of US$5,330 were ultimately not repaid by Point, Inc. to the Company and Sokkia, or if Point, Inc. were liquidated in an orderly wind-down, the Company believes that its maximum loss exposure in the statement of operations to Point, Inc., as of September 28, 2003, after consideration of the effects of the proportionate consolidation of Point, Inc., would be approximately $400, comprised primarily of working capital related items and the costs incurred to cease operations.  These financial statements do not reflect any adjustments that would be required if Point, Inc.’s operations were discontinued.

Note 10  Discontinued Operations (Mezure, Inc.)

As of September 28, 2003, the Company owned a 70% equity interest, which had been acquired in 2001, in Mezure, Inc. (“Mezure”), a company that had been developing a GPS, wireless communication and internet based product for deformation monitoring of manmade and natural structures.

During the latter part of 2002, the Company discontinued its financial support of Mezure.   In February 2003, Mezure was informed that the minority shareholder who had been providing financial support required to fund Mezure’s operating activities would discontinue such support.

On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy, which was filed on June 25, 2003.  On September 24, 2003 an Order Approving Trustee’s Account, Discharging Trustee and Closing Estate was entered into the docket of the United States Bankruptcy Court, District Oregon (Portland).  Consequently, the Company is treating Mezure as a discontinued operation and accordingly has restated the statement of operations for prior periods.

With the Chapter 7 bankruptcy filing concluding, the Company recognized a gain of $379 relating to the liquidation of the residual assets and liabilities of Mezure in the three month period ended September 28, 2003.  While Mezure operated as a separate corporation, Mezure’s third party creditors could potentially attempt to satisfy their claims with Mezure by pursuing these claims against the Company.  The Company believes that these claims would not be valid and that the ultimate liability with respect to the resolution of these actions is not expected to materially affect the Company’s financial position or results of operations.

The income (loss) from discontinued operations pertaining to Mezure for the three and nine months periods ended on September 28, 2003 and September 28, 2002 is as set forth below.

	Discontinued Operations
	Three Months Ended		Nine Months Ended
	Sept. 28, 2003	Sept. 28, 2002	Sept. 28, 2003	Sept. 28, 2002

Revenues	$—	$77	$34	$209
Cost of Sales	—	(39)	(11)	(98)
Research and development expenses	—	(39)	(27)	(146)
Selling and marketing expenses	—	(139)	(32)	(259)
General and administration expenses	(4)	(111)	(112)	(293)
Other income (expense)	(3)	(21)	113	129
Gain on liquidation of assets and liabilities	379	—	379	—
Income (loss) from discontinued operations	$372	$(272)	$344	$(458)

The consolidated balance sheets as of September 28, 2003 and December 31, 2002  include residual assets and liabilities related to discontinued operations as follows:

September 28, 2003

December 31, 2002

Cash and short term investments	$—	$1
Accounts receivable	—	28
Inventories	—	90
Prepaid expenses and deposits	—	13
Capital assets	—	93
Intangible assets	—	192
Accounts payable and accrued liabilities	60	365
Notes payable	—	486
Deferred revenue and customer deposits	—	41

Note 11 Stock-Based Compensation

At September 28, 2003, the Company had issued 1,141 options to employees and directors to purchase common shares under its stock-based compensation plans (see Notes 2 and 5).  As the Company accounts for stock-based compensation arrangements based on the intrinsic value of the transactions, no compensation cost was recognized within the statement of operations for the period ended September 28, 2003 as all options were granted at no less than the market value of the Company’s shares on the date of grant.  Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value of the options at the grant dates, the Company’s pro forma net income and net income per share would have been as follows:

		Three Months Ended		Nine Months Ended
		Sept. 28, 2003	Sept. 28, 2002	Sept. 28, 2003	Sept. 28, 2002
Net income (loss) from continuing operations	As reported Pro forma	$1,287	$(36)	$2,075	$518
		$1,183	$(133)	$1,743	$225

Basic net income (loss) from continuing operations per share	As reported Pro forma	$0.17	$(0.00)	$0.27	$0.07
		$0.15	$(0.02)	$0.23	$0.03

Diluted net income (loss) from continuing operations per share	As reported Pro forma	$0.16	$(0.00)	$0.26	$0.07
		$0.15	$(0.02)	$0.22	$0.03

Net income (loss)	As reported Pro forma	$1,659	$(308)	$2,419	$60
		$1,555	$(405)	$2,087	$(233)

Basic net income (loss) per share	As reported Pro forma	$0.22	$(0.04)	$0.31	$0.01
		$0.20	$(0.05)	$0.27	$(0.03)

Diluted net income (loss) per share	As reported Pro forma	$0.21	$(0.04)	$0.30	$0.01
		$0.19	$(0.05)	$0.26	$(0.03)

The fair value of each option granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in 2002 and 2003:  dividend yield of 0%; expected lives of 10 years; expected volatility of between 98% and 135% and a risk-free interest rate of 4.3%.

Note 12  Acquisition of CMC Electronics’ OEM GPS business

On May 14, 2003, the Company acquired CMC Electronics Inc.’s non-aviation Global Positioning System (GPS) OEM product line.  The purchase price was comprised of $150 at closing and $600 payable over time as a royalty on the revenue generated by this business.  The fair value of net assets acquired is as follows:

Capital assets	$150
Intangibles	497

Total investment	$647

The intangibles are comprised primarily of technology, product design, customer relationships and an established market presence.  The Company estimates that these intangibles will have an expected useful life of 4 years and the Company commenced amortization of these intangibles on July 1, 2003, using the straight-line method.

CMC Electronics owns approximately 58% of the Company’s outstanding common shares and accordingly is a related party.  The acquisition of the CMC Electronics’ GPS OEM product line was reviewed and approved by a committee of independent directors established by the Company’s Board of Directors.

Note 13  Differences between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are as follows:

a)  Revenue Recognition

In December 1999, the SEC issued Staff Accounting Bulletin (“SAB”) 101, Revenue Recognition in Financial Statements, which provides guidance related to revenue recognition based on the interpretations and practices of the SEC.  The Company believes that its existing revenue recognition policies are in accordance with the guidance provided in SAB 101.

b) Deferred Development Costs

As of September 28, 2003, the Company had deferred $2,513 of development costs related to the development of a certified aviation GPS receiver. In the nine month period ended September 28, 2003, the Company deferred $75 of development costs ($nil in the nine month period ended September 28, 2002) in accordance with Canadian GAAP.  Under U.S. GAAP, these costs would be expensed as incurred as research and development costs.

In the nine month period ended September 28, 2003, the Company amortized $158 of deferred development costs ($36 in the nine month period ending September 28, 2002) in accordance with Canadian GAAP.  Under U.S. GAAP, these costs would have been expensed in the periods when the originating expenditures were incurred.

Further, for U.S. GAAP purposes, the Company would have recharacterized the goodwill acquired on the Mezure share acquisition of $231 as development related costs, and these costs would have been expensed on acquisition in 2001.

c) Derivatives and Hedging Activities

The Company has historically entered into foreign exchange options and forward contracts to manage its exposure to foreign currency fluctuations.  In June 1998, the FASB issued SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” subsequently amended by SFAS 137 and SFAS 138. These pronouncements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.  They require companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value.  Gains or losses resulting from changes in the value of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.  Had the Company prepared its consolidated financial statements in accordance with U.S. GAAP, it would have applied the pronouncements of SFAS 133, 137 and 138 effective January 1, 2001, on a prospective basis without restatement of prior period financial statements.  Under U.S. GAAP, the adoption of these accounting standards would result in an increase in total assets of $266 as of September 28, 2003 (decrease of $48 as of December 31, 2002) related to the fair value of the Company’s foreign exchange contracts.

d) Investment in Joint Ventures

The accounts of the Company’s 49% joint venture interest in Point, Inc. is proportionately consolidated as required under Canadian GAAP.  Under U.S. GAAP, proportionate consolidation is not permitted, and the Company’s investment in this joint venture would be accounted for using the equity method.  As permitted by SEC guidance, the effects of this difference in accounting principles have not been reflected in the accompanying tables.

In the nine month period ended September 28, 2003, the Company recognized a gain of $379 related to the liquidation of the residual assets and liabilities of Mezure (see Note 10).  Under U.S. GAAP, this gain would have been increased by $192 reflecting development related costs that would have been expensed previously.

In addition, in the nine month period ended September 28, 2002, the Company recognized a gain of $121 related to the reduction of its equity interest in Mezure from approximately 74% to 70%.  Under U.S. GAAP, the Company would have reflected the effects of this transaction as a direct increase in shareholder’s equity of $160 after consideration of the impact of previous U.S. GAAP adjustments.

e)  Intangibles Related to Acquisition of CMC Electronics OEM GPS Business

On May 14, 2003, the Company acquired the CMC Electronics non-aviation GPS product line (see Note 12).  The fair value of the net assets acquired included $497 in intangibles, comprised primarily of technology, product design, customer relationships and an established market presence.  The Company estimates that $74 of these intangibles would have been treated as development related costs under U.S. GAAP, and consequently would have been expensed on acquisition.

f) Comprehensive Income

Under U.S. GAAP, during 1998, the Company would have been required to adopt SFAS 130, “Reporting Comprehensive Income”.  Had the Company adopted SFAS 130, it would have recorded an income of $315 within other comprehensive income, related to the fair value of foreign exchange contracts, in the nine month period ended September 28, 2003 ($82 loss in the nine month period ended September 28, 2002).

g) New U.S. GAAP Accounting Pronouncements

In August 2001, the FASB approved for issuance SFAS 143, “Accounting for Asset Retirement Obligations.”  This statement is effective for fiscal years beginning after June 15, 2002.  This statement requires that the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  Associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  The adoption of SFAS 143 in January 2003 would not have had a material impact on the Company’s financial statements.

In November 2002, the FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45).  FIN 45 elaborates on the disclosures the Company must make about the Company’s obligations under certain guarantees that the Company has issued.  It also requires the Company to recognize, at the inception of a guarantee, a liability for the fair value of the obligations the Company has undertaken in issuing the guarantee.  The initial recognition and initial measurement provisions are to be applied only to guarantees issued or modified after December 31, 2002.  Adoption of these provisions would not have had a material impact on the Company’s financial position or results of operations.

In December 2002, the FASB issued Statement No. 148 “Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123” (FAS 148).  FAS 148 amends FAS 123 “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method for accounting for stock-based employee compensation and the effect of the method used on reported results.  FAS 148 has no material impact on the Company’s financial statements, as the Company does not plan to adopt the fair value method of accounting for stock options at the current time.

On April 30, 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The provisions of this statement are generally effective for contracts entered into or modified after June 30, 2003. The Company is in the process of assessing the impact of adopting this standard on its consolidated results of operations and financial position.

On May 15, 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.”  The provisions of this statement are effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  SFAS No. 150 establishes standards dealing with the classification of certain financial instruments with characteristics of both liabilities and equity.  Financial instruments issued in the form of shares that are mandatorily redeemable, those that require the issuer to buy back shares in exchange for cash or other assets, and instruments that can be settled with shares at a specific or determinable date and valuation, are required to be classified as liabilities.  The adoption of SFAS 150 would not have had a material impact on the Company’s financial statements.

The following standards issued by the FASB do not impact the Company:

•                  Statement No. 145 - “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, effective for financial  statements issued on or after May 15, 2002;

•                  Statement No. 146 - “Accounting for Costs Associated with Exit or Disposal Activities”, effective for exit or disposal activities initiated after December 31, 2002;

•                  Statement No. 147 - “Acquisitions of Certain Financial Institutions - an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9”, effective for acquisitions on or after October 1, 2002; and

•                  Interpretation No. 46 - “Consolidation of Variable Interest Entities”, effective for financial statements issued after January 31, 2003.

The effects of the above noted differences between Canadian and U.S. GAAP on the statements of operations and on the balance sheets are as follows:

Three Months Ended

Nine Months Ended

	September 28, 2003	September 28, 2002	September 28, 2003	September 28, 2002

Net income from continuing operations – Canadian GAAP	$1,287	$(36)	$2,075	$518
Adjustments to U.S. GAAP
Deferred development costs	—	—	(75)	—
Amortization of deferred development costs	80	10	158	36
Development related costs pertaining to CMC L1 business	(68)	—	(68)	—

Net income from continuing operations – U.S. GAAP	$1,299	$(26)	$2,090	$554

Income (loss) from discontinued operations – Canadian GAAP	372	(272)	344	(458)
Adjustments to U.S. GAAP
Gain on liquidation of Mezure, Inc.	192	—	192	—
Gain on dilution of equity in Mezure, Inc.	—	—	—	(121)
Income (loss) from discontinued operations – U.S. GAAP	564	(272)	536	(579)

Net income – U.S. GAAP	$1,863	$(298)	$2,626	$(25)
Net unrealized gain on foreign exchange contracts	(280)	(262)	315	(82)
Comprehensive income	$1,583	$(560)	$2,941	$(107)

	September 28, 2003	December 31, 2002

Total Assets

Canadian GAAP	$33,284	$30,890

Adjustments to U.S. GAAP
Deferred development costs	(2,513)	(2,596)
Fair value of financial instruments	266	(48)
Write-off of development related costs on business acquisition	(68)	(192)

U.S. GAAP	$30,969	$28,054

Total Shareholders’ Equity

Canadian GAAP	$22,988	$20,547

Adjustments to U.S. GAAP
Deferred development costs	(2,513)	(2,596)
Fair value of financial instruments	—	—
Write-off of development related costs on business acquisition	(68)	(192)

U.S. GAAP before other comprehensive income	$20,407	$17,759

Accumulated other comprehensive income (loss)	266	(48)

U.S. GAAP	$20,673	$17,711

Net income per share as computed under Canadian and U.S. principles is as set forth below for the following periods:

	Three Months Period Ended
	September 28, 2003	September 28, 2002
Net income (loss) from continuing operations per share
Canadian GAAP – basic	$0.17	$(0.00)
U.S. GAAP – basic	$0.17	$(0.00)

Canadian GAAP – diluted	$0.16	$(0.00)
U.S. GAAP – diluted	$0.16	$(0.00)

Net income (loss) per share

Canadian GAAP – basic	$0.22	$(0.04)
U.S. GAAP – basic	$0.24	$(0.04)

Canadian GAAP – diluted	$0.21	$(0.04)
U.S. GAAP – diluted	$0.23	$(0.04)

	Nine Months Period Ended
	September 28, 2003	September 28, 2002
Net income from continuing operations per share
Canadian GAAP – basic	$0.27	$0.07
U.S. GAAP – basic	$0.27	$0.07

Canadian GAAP – diluted	$0.26	$0.07
U.S. GAAP – diluted	$0.26	$0.07

Net income (loss) per share

Canadian GAAP – basic	$0.31	$0.01
U.S. GAAP – basic	$0.34	$(0.00)

Canadian GAAP – diluted	$0.30	$0.01
U.S. GAAP – diluted	$0.33	$(0.00)

h) Pro Forma Earnings – Fair Value Method of Accounting for Stock Options – U.S. GAAP

		Three Months		Nine Months
		Ended		Ended
		Sept. 28,	Sept. 28,	Sept. 28,	Sept. 28,
		2003	2002	2003	2002
Net income (loss) from continuing operations –
U.S. GAAP	As reported	$1,299	$(26)	$2,090	$554

Less: Fair value of stock options		(104)	(97)	(332)	(293)

Net income (loss) from continuing operations –
U.S. GAAP	Pro forma	$1,195	$(123)	$1,758	$261

Net income (loss) from continuing operations –	As reported	$0.17	$(0.00)	$0.27	$0.07
earnings per share (basic)	Pro forma	$0.16	$(0.02)	$0.23	$0.03

Net income (loss) from continuing operations –	As reported	$0.16	$(0.00)	$0.26	$0.07
earnings per share (diluted)	Pro forma	$0.15	$(0.02)	$0.22	$0.03

Net income (loss) – U.S. GAAP	As reported	$1,863	$(298)	$2,626	$(25)

Less: Fair value of stock options		(104)	(97)	(332)	(293)

Net income (loss) – U.S. GAAP	Pro forma	$1,759	$(395)	$2,294	$(318)

Net income (loss) – earnings per share (basic)	As reported	$0.24	$(0.04)	$0.34	$(0.00)
	Pro forma	$0.23	$(0.05)	$0.30	$(0.04)

Net income (loss) – earnings per share (diluted)	As reported	$0.23	$(0.04)	$0.33	$(0.00)
	Pro forma	$0.22	$(0.05)	$0.29	$(0.04)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS DATA (1)

(unaudited, in Canadian $ thousands, except per share data)

Three Months Ended

Nine Months Ended

	Sept. 28, 2003	Sept. 28, 2002	% Change	Sept. 28, 2003	Sept. 28, 2002	% Change
Revenues:
Product sales	$9,172	$4,568	>100%	$22,222	$17,291	29%
NRE fees	1,752	2,167	(19)%	5,115	4,610	11%
Total revenues	10,924	6,735	62%	27,337	21,901	25%

Cost of sales:
Cost of product sales	4,155	2,486	67%	10,321	8,423	23%
Cost of NRE fees	842	1,262	(33)%	2,605	2,902	(10)%
Total cost of sales	4,997	3,748	33%	12,926	11,325	14%

Gross profit	5,927	2,987	98%	14,411	10,576	36%

Operating expenses:
Research and development	2,095	1,039	>100%	5,185	3,863	34%
Selling and marketing	1,376	1,107	24%	3,790	3,036	25%
General and administration	1,175	921	28%	3,038	2,861	6%
Total operating expenses	4,646	3,067	51%	12,013	9,760	23%

Operating income (loss)	1,281	(80)	N/A	2,398	816	>100%

Interest income, net	48	25	92%	146	53	>100%
Other income (expense)	(28)	64	N/A	(434)	(288)	51%

Income from continuing operations before income taxes	1,301	9	>100%	2,110	581	>100%

Provision for income taxes	14	45	(69)%	35	63	(44)%

Net income (loss) from continuing operations	$1,287	$(36)	N/A	$2,075	518	>100%

Income (loss) from discontinued operations	372	$(272)	N/A	344	$(458)	N/A

Net income (loss)	$1,659	$(308)	N/A	$2,419	$60	>100%

Net income (loss) per share (basic)
Continuing operations	$0.17	$(0.00)		$0.27	$0.07
Discontinued operations	0.05	(0.04)		0.04	(0.06)
Net income (loss) per share	$0.22	$(0.04)		$0.31	$0.01

Weighted average shares outstanding (basic)	7,696	7,676		7,690	7,679

Net income (loss) per share (diluted) Continuing operations	$0.16	$(0.00)		$0.26	$0.07
Discontinued operations	0.05	(0.04)		0.04	(0.06)
Net income (loss) per share	$0.21	$(0.04)		$0.30	$0.01

Weighted average shares outstanding (diluted)	8,017	7,766		7,957	7,848

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS DATA (1), (2)

(unaudited, in U.S. $ thousands, except per share data)

Three Months Ended

Nine Months Ended

	Sept. 28, 2003	Sept. 28, 2002	% Change	Sept. 28, 2003	Sept. 28, 2002	% Change
Revenues:
Product sales	$6,992	$3,482	>100%	$16,940	$13,181	29%
NRE fees	1,335	1,652	(19)%	3,899	3,514	11%
Total revenues	8,327	5,134	62%	20,839	16,695	25%

Cost of sales:
Cost of product sales	3,167	1,895	67%	7,868	6,421	23%
Cost of NRE fees	642	962	(33)%	1,985	2,212	(10)%
Total cost of sales	3,809	2,857	33%	9,853	8,633	14%

Gross profit	4,518	2,277	98%	10,986	8,062	36%

Operating expenses:
Research and development	1,597	792	>100%	3,953	2,945	34%
Selling and marketing	1,049	844	24%	2,889	2,314	25%
General and administration	895	702	28%	2,316	2,181	6%
Total operating expenses	3,541	2,338	51%	9,158	7,440	23%

Operating income (loss)	977	(61)	N/A	1,828	622	>100%

Interest income, net	37	19	95%	111	40	>100%
Other (income) expense	(22)	49	N/A	(331)	(219)	51%

Income from continuing operations before income taxes	992	7	>100%	1,608	443	>100%

Provision for income taxes	11	34	(68)%	26	48	(46)%

Net income (loss) from continuing operations	$981	$(27)	N/A	$1,582	$395	>100%

Income (loss) from discontinued operations	284	(208)	N/A	262	(349)	N/A

Net income (loss)	$1,265	$(235)	N/A	$1,844	$46	>100%

Net income (loss) per share (basic)
Continuing operations	$0.13	$(0.00)		$0.21	$0.05
Discontinued operations	0.04	(0.03)		0.03	(0.04)
Net income (loss) per share	$0.17	$(0.03)		$0.24	$0.01

Weighted average shares outstanding (basic)	7,696	7,676		7,690	7,679

Net income (loss) per share (diluted)
Continuing operations	$0.12	$(0.00)		$0.20	$0.05
Discontinued operations	0.04	(0.03)		0.03	(0.04)
Net income (loss) per share	$0.16	$(0.03)		$0.23	$0.01

Weighted average shares outstanding (diluted)	8,017	7,766		7,957	7,848

Balance Sheet Data (1): (Canadian $, thousands)	December 31, 2002	September 28, 2003	US $ Equivalent September 28, 2003(2)

Working capital	$14,372	$15,678	$11,951
Total assets	30,890	33,284	25,372
Bank advances	—	—	—
Long-term liabilities	98	25	19
Total shareholders’ equity	20,547	22,988	17,524

(1)                      The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are disclosed in Note 13 of the Notes to Consolidated Financial Statements contained in this report.

(2)                 Canadian dollar amounts have been translated into U.S. dollars solely for the convenience of the reader at the rate of US $0.7623 per CDN $1.00 which was the exchange rate as of October 27, 2003.  These translations are not necessarily representative of the amounts that would have been reported if the Company had historically reported its financial statements in U.S. dollars.  In addition, the rates utilized are not necessarily indicative of the rates in effect at any other time.

RECENT DEVELOPMENTS

Discontinuance of Mezure, Inc.

On February 28, 2003, Mezure, Inc. (“Mezure”) notified its shareholders that as a result of shortfalls in cash flows from operations and its inability to meet current vendor obligations, Mezure would pursue a federal bankruptcy filing.  On March 5, 2003, the Company’s representatives resigned from the Mezure Board of Directors.  On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy filing for Mezure (see Other Risk Factors).  On June 25, 2003, Mezure filed for Chapter 7 bankruptcy with the United States Bankruptcy Court, District Oregon.  On September 24, 2003 an Order Approving Trustee’s Account, Discharging Trustee and Closing Estate was entered into the docket of the United States Bankruptcy Court, District Oregon (Portland).  With the Chapter 7 bankruptcy filing concluding, the Company recognized a gain of $379,000 relating to the liquidation of the residual assets and liabilities of Mezure in the three month period ended September 28, 2003.  While Mezure operated as a separate corporation, Mezure’s third party creditors could potentially attempt to satisfy their claims with Mezure by pursuing these claims against the Company.  The Company believes that these claims would not be valid and that the ultimate liability with respect to the resolution of these actions is not expected to materially affect the Company’s financial position or results of operations.  However, there can be no assurance of this.

Acquisition and Integration of New Businesses

On May 14, 2003, the Company acquired CMC Electronics Inc.’s non-aviation Global Positioning System (GPS) OEM product line.  The new product line will extend the Company’s current high-performance, upgradeable L1 and L1/L2 product line into the mid-level L1 market.  This will increase the Company’s total addressable market in core segments and also create entry points into new vertical markets, such as timing and marine.

The purchase price was comprised of $150,000 at closing and $600,000 payable over time as a royalty on the revenue generated by this business.  The Company expects the $600,000 royalty payment will be paid out by the end of 2005.  The Company expects the CMC Electronics’ GPS product line will contribute approximately $2.5 million in revenue and will incur a loss of approximately $262,000 during 2003.  The loss in 2003 is primarily a result of one-time engineering development related costs of $366,000 that will be incurred in 2003.  The potential risk that the Company may not effectively integrate the product development, marketing, production and the distribution of CMC Electronics’ GPS OEM product line could have a material adverse effect on the Company’s business, financial condition and results of operations.

Q3 2003 Compared to Q3 2002

The results of operations for the third quarter of 2002 have been restated to reflect the treatment of Mezure, Inc. as a discontinued operation.

Revenues.  Revenues include product sales and non-recurring engineering (“NRE”) fees.  Revenue from product sales consist primarily of sales of original equipment manufacturer (“OEM”) GPS receiver boards, GPS antennas, software, software upgrades, Wide Area Augmentation System (“WAAS”) type receivers and end user products for the geographical information systems (“GIS”) and survey markets.  The Company categorizes its revenues into the following three market sectors:  1) Geomatics;  2) Aerospace and Defense; and 3) Special Applications.

Total revenues were $10.9 million in the third quarter 2003 compared to $6.7 million in the third quarter 2002.  The Company recorded higher revenues in each of its market sectors with the largest dollar increase occurring in the Special Application's sector.   The higher revenues were achieved despite the adverse impact of the weak U.S. dollar.  Since the majority of the Company’s revenues are denominated in U.S. dollars, a weaker U.S. dollar adversely affects the Company’s revenues.  The Company’s U.S. dollar denominated revenue declined from an average of $1.55 Canadian in the third quarter of 2002 to an average of $1.42 Canadian in the third quarter of 2003.

The following table sets forth revenue by market sector for the third quarters ended September 28, 2003 and September 28, 2002.

	Three Months Ended ($ thousands)
	September 28, 2003		September 28, 2002		Change
	$	%	$	%	$	%
Geomatics	$2,408	22%	$1,318	20%	$1,090	83%
Aerospace & Defense	2,487	23%	1,466	22%	1,021	70%
Special Applications	5,975	55%	3,951	58%	2,024	51%
Other	54	—	—	—	54	N/A
TOTAL	$10,924	100%	$6,735	100%	$4,189	62%

Geomatics

The Geomatics sector is made up of the surveying and GIS markets.  Geomatics revenues are largely comprised of the Company’s sales to Point, Inc., net of intercompany eliminations, and the Company’s proportionate share of sales by Point, Inc.  Geomatics sales were $2.4 million in the third quarter 2003 an increase of 83% from the $1.3 million in the third quarter 2002, due partly to higher sales from the Company to Point and primarily due to higher sales at Point into the Sokkia distribution system and through independent distribution channels.

Effective with the fourth quarter of 2002, the Company changed its policy of recognizing revenue on shipments of product from the Company to Point from revenue recognition at the time of shipment to revenue recognition at the time of receiving payment from Point, due to the uncertainty of collecting payment on the associated receivables.  As of September 28, 2003, the Company had deferred revenue related to product shipments to Point of $944,000, net of inter-company eliminations.  The Company would revert to its prior policy of recognizing revenue at the time of shipment if the Company is able to determine that reasonable assurance of collecting payment from Point exists.  This determination would be based on Point’s ability to: 1) demonstrate sustained improved operating performance, and/or  2) Point receiving additional financial support from the Company and Sokkia; sufficient to enable Point to meet its current financial obligations.

Point Inc.’s operations were restructured in April 2002, with the aim of focusing operating activities on sales, marketing and distribution as opposed to product development.  The Company has been disappointed in the operating performance of Point, Inc., particularly the lower than expected revenues which the Company had anticipated would increase after the April 2002 restructuring.  The Company continues to work with Point, Inc.’s management and Sokkia to improve the operating results of Point, Inc.  Point’s operating performance in the third quarter 2003 improved in comparison to recent quarters in certain areas, including higher revenue and customer orders pertaining to increased shipments to Japan, other Asian markets and Europe.  However, there can be no assurance that the Company will be successful in the continuing efforts to improve Point’s operating performance (see Other Risk Factors).

Aerospace and Defense

The Aerospace and Defense sector is made up of aviation and defense markets.  Sales in this sector include WAAS receiver sales and revenue from engineering services related to WAAS, the Japanese MTSAT Satellite-based Augmentation System (“MSAS”), the Chinese Satellite Navigation Augmentation System (“SNAS”), the European Geostationary Overlay System (“EGNOS”), Local Area Augmentation Systems (“LAAS”) and the European Galileo program.

Aerospace and Defense sales were $2.5 million for the third quarter 2003 compared to $1.5 million for the third quarter 2002, an increase of 70%.  The Company’s Aerospace and Defense revenues are highly dependent on the timing of large, government funded programs.  The largest components of the Aerospace and Defense revenue in the third quarter 2003 were contracts pertaining to the U.S. WAAS, European Galileo and Japanese MSAS programs.  Of particular note, the third quarter 2003 revenues include $449,000 related to the delivery of initial prototype units of the next generation WAAS receiver being developed for the FAA and $283,000 related to shipments of current generation WAAS-type receivers into the MSAS program in Japan.

Raytheon NLS and Thales ATM, both companies who are key LAAS system suppliers, had contracted with the Company to develop prototype LAAS receivers for their certified reference stations.  At the end of April 2003, however, the Raytheon/Thales team was informed by the U.S. FAA that they had been unsuccessful in their bid for the FAA CAT I LAAS procurement. It is currently unclear if either customer will proceed with LAAS system development for the balance of the LAAS civil market.  Thales however continues to buy small quantities of prototype LGF4 receivers, and recently the Company also received an order from the U.S. FAA for six such receivers, which are scheduled for delivery in the fourth quarter of 2003.

In June 2002, the Company received a contract from the FAA to develop the next generation WAAS receiver.  The contract covers receiver development and qualification work over a 21-month period and also includes an additional option, exercisable at the FAA’s discretion, for the development of a new broadband WAAS antenna.  The basic contract has a value of US$2.4 million and the option is worth US$835,000. Related to this program, Raytheon has also authorized the Company US$625,000 under a letter subcontract to begin procurement of components and for production preparation of anticipated production of the next generation WAAS receivers, scheduled to begin in the second quarter of 2004.  Should a contract be finalized for these deliveries, this program will be worth approximately US$2.0 million in 2004. Further optional deliveries, if exercised by Raytheon in 2005 and 2006, could further increase the value of this contract by approximately US$3.0 million.

The certified GPS receiver jointly developed by the Company and CMC Electronics is intended for use by Honeywell and other companies for both airborne applications and the LAAS program.  With the GPS receiver achieving certification, the Company has earned initial royalties and the total royalties for 2003 are expected to be between $250,000 and $300,000.  Based on the most recent forecast received from CMC Electronics, the Company expects to earn royalties of between $300,000 and $500,000 in 2004.

In the first quarter 2003, the Company received two letter contracts from Raytheon, worth US$100,000 each, to initiate development of a ground receiver and signal generator for the new FAA Geostationary Communications and Control System (GCCS). Subsequently, these letter contracts were extended by Raytheon to a combined value of US$441,000, plus US$200,000 for advance material procurement.  If the Company’s proposed development program is accepted by Raytheon and the corresponding contracts are awarded, the Company expects the combined programs to provide revenue of approximately US$2.5 million during 2004.

While the Company has participated in previous phases of WAAS, MSAS, EGNOS, SNAS, Galileo and LAAS, the Company currently has no commitments (other than those described above and certain engineering services contracts) for future participation in the WAAS, MSAS, SNAS, EGNOS or LAAS programs.  There can be no assurance that the Company will receive commitments for future participation in the WAAS, MSAS, EGNOS, SNAS, Galileo or LAAS programs.

Special Applications

The Company’s Special Applications revenue is made up of GPS component sales and associated engineering service revenue for marine, agriculture, unmanned vehicles, robotics, construction/grading, scientific, dealers (other than those that can be identified with a particular market sector) and miscellaneous markets.  Special Applications revenues were $6.0 million in the third quarter 2003 compared to $4.0 million in the third quarter 2002, an increase of 51%.  The major factors leading to higher third quarter revenues, year over year, were varied and included the acquisition of the CMC Electronics OEM GPS product line, which contributed approximately $770,000 in revenue, higher sales into the U.S. agricultural market and higher shipments through the Company’s U.S., European and Chinese dealers.

Other Revenue

Other revenue related to the sale of manufacturing components was minimal in both the third quarter  2003 and  the third quarter 2002.

Revenues by Geographic Market

The Company derived approximately 42% of its total revenues from the sale of its products to countries outside the United States and Canada in the third quarter of 2003 compared to 35% in the third quarter 2002.  Revenues from international sales increased to $4.6 million in the third quarter 2003 from $2.3 million in the third quarter 2002, as a result of higher sales to Asia and Europe.

Gross Profit. Gross profit as a percentage of total revenues was 54% in the third quarter 2003 compared to 44% in the third quarter 2002, due primarily to favourable product mix (lower proportion of NRE fee revenue, higher margin NRE contracts, higher proportion software upgrades) and lower per unit manufacturing costs of the Company’s GPS receivers.  The gross margin as a percentage of revenue exceeded the Company’s long-term target of 46% to 48%, as a result of favourable product mix and lower manufacturing costs.

Research and development.  Research and development expenses consist primarily of engineering personnel expenses, contracted research and development expenses, amortization of purchased technology, equipment costs and facility and computer support costs.  Research and development expenses were $2.1 million in the third quarter 2003 compared with $1.0 million in the third quarter 2002.  Research and development expenses as a percentage of total revenues increased from 15% in the third quarter 2002 to 19% in the third quarter 2003.  Increased headcount and salary adjustments, higher provisions for incentive compensation programs, lower cost recoveries from customer funded engineering programs, as well as one time costs incurred in 2003 related to the transition of the CMC Electronics OEM GPS product line, were the main factors accounting for the increase.  The Company believes that significant investments in research and development are required to maintain its technology and compete in its business.  The Company expects to spend 19%-20% of revenue in research and development activities during 2003.

Selling and marketing.  Selling and marketing expenses consist primarily of compensation of sales and marketing personnel as well as expenses for advertising and promotion, commissions, trade shows, facilities and other expenses related to the sale of the Company’s products.  Selling and marketing expenses increased 24% from $1.1 million in the third quarter 2002 to $1.4 million in the third quarter 2003 and decreased as a percentage of total revenues from 16% in the third quarter 2002 to 13% in the third quarter 2003.  Factors leading to the increased selling and marketing costs in the current quarter include increased advertising costs, the hiring of additional marketing staff and higher provisions for incentive compensation programs.  The Company expects to spend 13%-14% of revenue in selling and marketing activities during 2003.

General and administration.  General and administration expenses consist primarily of salaries of administrative personnel, corporate overhead and facilities expenses.  General and administration expenses increased 28% from $921,000 in the third quarter 2002 to $1.2 million in the third quarter 2003 due primarily to higher provisions for incentive compensation programs and certain costs associated with being a public company.  As a percentage of revenue, general and administration expenses decreased from 14% in the third quarter 2002 to 11% in the third quarter 2003.

Interest income, net.  The Company earned net interest income of $48,000 in the third quarter 2003 compared with $25,000 in the third quarter 2002 as a result of higher cash balances being available for investment.  The Company’s cash deposits that are not required for operations are invested in short-term interest bearing instruments.

Other expense (income).  Other expense generally consists primarily of foreign exchange losses and miscellaneous items.  Other expense was $28,000 in the third quarter 2003 compared to other income of $64,000 in the third quarter 2002.  Other expense in the current quarter consisted primarily of financing charges incurred at Point in relation to accelerated collection of trade receivables.  Other income in the prior year consisted primarily of foreign exchange gains.

Provision for income taxes.  The provision for income taxes, which consists of Canadian federal large corporations tax (“LCT”) and the consolidated proportionate share of income taxes related to Point, Inc., was $14,000 in the third quarter 2003 compared to $45,000 in the third quarter 2002, with the decrease attributable to lower provisions for large corporations tax.

Nine Months 2003 Compared to Nine Months 2002

Total year to date revenues were $27.3 million in 2003 compared to $21.9 million in the comparable period of 2002, an increase of 25%, which was achieved despite a decline in the U.S. dollar to Canadian dollar exchange rate.  The Company’s U.S. dollar denominated revenue decreased from an average of $1.57 Canadian in the first nine months of 2002 to an average of $1.45 Canadian in the first nine months of 2003.  Since the majority of the Company’s revenue are denominated in U.S. dollars, a weaker U.S. dollar adversely affects the Company’s revenue.  The following table sets forth year to date for 2003 and 2002 revenue by market sector.

	Nine Months Ended ($ thousands)
	September 28, 2003		September 28, 2002		Change
	$	%	$	%	$	%
Geomatics	$5,647	21%	$4,387	20%	$1,260	29%
Aerospace & Defense	5,804	21%	5,224	24%	580	11%
Special Applications	15,787	58%	12,287	56%	3,500	28%
Other	99	—	3	—	96	> 100%
TOTAL	$27,337	100%	$21,901	100%	$5,436	25%

Geomatics

Geomatics sales were $5.6 million for the nine months ended September 28, 2003 compared to $4.4 million for the first nine months ended September 28, 2002, an increase of 29%, due partly to higher sales from the Company to Point and primarily due to higher sales at Point into the Sokkia distribution system and through independent distribution channels.  Net revenues contributed from the Point/Sokkia relationship were a majority of the Geomatics revenue and accounted for most of the increase in Geomatics revenue.  Point, Inc.’s operations were restructured in April 2002, with the aim of focusing on sales, marketing and distribution as opposed to product development.  The Company recorded a provision of $102,000 related to the restructuring in the first half of 2002.  Effective with the fourth quarter of 2002, the Company changed its policy of recognizing revenue on shipments of product from the Company to Point from revenue recognition at the time of shipment to revenue recognition at the time of receiving payment from Point, due to the uncertainty of collecting payment on the associated receivables.  As of September 28, 2003, the Company had deferred revenue related to product shipments to Point of $944,000, net of inter-company eliminations.  The Company would revert to its prior policy of recognizing revenue at the time of shipment if the Company is able to determine that reasonable assurance of collecting payment from Point exists.  This determination would be based on Point’s ability to: 1) demonstrate sustained improved operating performance, and/or  2) Point receiving additional financial support from the Company and Sokkia; sufficient to enable Point to meet its current financial obligations.

Aerospace and Defense

Aerospace and Defense sales were $5.8 million for the nine months ended September 28, 2003 compared to $5.2 million for the nine months ended September 28, 2002, with the increase of 11% primarily due to higher revenues from engineering revenue contracts pertaining to the U.S. WAAS and European Galileo programs.  In the first nine months of 2002, the largest single component of the Aerospace and Defense revenue was the EGNOS program, which accounted for $939,000 in revenue compared to $9,000 in the first nine months of 2003.  The Company has now substantially completed the EGNOS milestones under the current contract.

Special Applications

Special Applications revenues were $15.8 million for the nine months ended September 28, 2003 compared to $12.3 million for the nine months ended September 28, 2002, an increase of 28%.  The revenue increase was attributable to higher revenue from many sectors, particularly the agricultural segment and due to higher shipments through the Company’s U.S., European and Asian dealers.  In addition, the acquisition of the CMC L1 product line contributed approximately $1.3 million in revenue.

Other Revenue

Other revenue related to the sale of manufacturing components was $99,000 in the first nine months of 2003 compared to $3,000 in the similar period of 2002.

Revenues by Geographic Market

For the nine months ended September 28, 2003, the Company generated 42% of its total revenues from the sale of its products to countries outside the United States and Canada, compared to 44% in the comparable period in 2002.  Revenues from international sales were $11.3 million year to date 2003 compared to $9.7 million in the comparable period of 2002, partly as a result of higher sales to the Company’s European and Asian dealers and due to higher sales into Sokkia’s international distribution network.

Gross Profit. Gross profit as a percentage of total revenues was 53% for the nine months ended September 28, 2003 compared to 48% for the nine months ended September 28, 2002 with the increase attributable to favourable product mix and lower GPS receiver manufacturing costs.  Gross margin increased from $10.6 million in the first nine months of 2002 to $14.4 million for the first nine months of 2003, mainly as a result of the increased revenue.

Research and development.  Research and development expenses were $5.2 million for the nine months ended September 28, 2003, compared to $3.9 million for the nine months ended September 28, 2002.  Research and development expenses as a percentage of total revenues increased from 18% in the first nine months of 2002 to 19% for the first nine months of 2003.  The increase in research and development dollars reflects higher headcount, recent salary adjustments, higher provisions for employee incentive programs, one time costs being incurred in 2003 related to the acquisition of the CMC Electronics OEM GPS business, and lower recoveries from customer funded engineering program, partially offset by lower amortization costs relating to intellectual property.

Selling and marketing.  Selling and marketing expenses increased 25% from $3.0 million for the nine months ended September 28, 2002 to $3.8 million for the nine months ended September 28, 2003 and remained constant at 14% of revenue.  The increase in selling and marketing expenses is due to the implementation of a distribution initiative in the Asian market, higher Point, Inc. related costs resulting from the April 2002 restructuring, which included a shift in focus from product development to product sales and distribution, higher travel costs, increased salary costs, higher provisions for employee incentive programs and higher advertising costs.

General and administration.  General and administration expenses increased from $2.9 million for the nine months ended September 28, 2002 to $3.0 million for the nine months ended September 28, 2003.  As a percentage of revenue, general and administration expenses decreased from 13% in the nine months ended September 28, 2002, to 11% in the nine months ended September 28, 2003.  The increased expenses are attributable to higher provisions for employee incentive programs and to increased costs associated with being a public company.

Interest income.  The Company earned net interest income of $146,000 in the first nine months of 2003 compared with $53,000 in the first nine months of 2002, as a result of higher cash balances being available for investment.

Other income (expense).  Other expense was $434,000 in the first nine months of 2003 compared to other expense of $288,000 in the first nine months of 2002.  Other expense in 2003 consists primarily of $343,000 foreign exchange losses arising from a strengthening of the Canadian dollar versus the U.S. dollar.  Other expense in 2002 included costs of $102,000 related to the April 2002 restructuring of Point, Inc., $125,000 related to executive relocation and $40,000 related to foreign exchange losses.

Provision for income taxes.  The provision for income taxes was $35,000 year to date 2003 compared to $63,000 in the comparable period of 2002.

TAXES

The Company has not recorded a provision for income taxes in Canada, other than for large corporations tax, due to previously incurred losses, credits and costs. As of September 28, 2003, losses, investment tax credits, depreciation and research and development costs are available to reduce future taxable income in Canada. The Company has determined that the acquisition of a majority of the common shares of the Company by CMC Electronics (formerly BAE Systems Canada Inc.) in 1998, BAE SYSTEMS p.l.c.’s acquisition of the majority of the common shares of CMC Electronics in November 1999 and ONCAP L.P.’s acquisition of the common shares of CMC Electronics in April 2001 constitute acquisition of control of the Company for Canadian income tax purposes.  Accordingly, the availability of certain of the Company’s Canadian income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credits may be subject to limitation. The ultimate availability and amount of these losses, credits and costs may be dependent upon future Canada Customs and Revenue Agency audits. See Note 14 of Notes to Consolidated Financial Statements filed for the fiscal year ended December 31, 2002 as part of Form 20-F with the Securities and Exchange Commission.

Similarly, the Company has not recorded a provision for income tax in the United States related to Point, Inc. due to the net operating losses recorded by Point, Inc. since it began operations in 1999.

LIQUIDITY AND CAPITAL RESOURCES

In the nine months ended September 28, 2003, cash provided by operations was $4.9 million, compared to cash provided by operations of $2.3 million in the nine months ended September 28, 2002.  Cash provided by operations in the nine month period ended September 28, 2003 consisted primarily of net income from continuing operations of $2.1 million, a $1.7 million decrease in non-cash working capital and $1.3 million in amortization expenses.  The decrease in non-cash working capital from December 31, 2002 to September 28, 2003 was caused primarily by collection of receivables and a reduction in inventories.

In the nine months ended September 28, 2003, cash used in financing activities was $88,000, related primarily to capital lease payments.  In the comparable period in 2002, $149,000 cash was provided by financing activities, related primarily to financing activities of Mezure and Point, partially offset by capital lease payments.

In the nine months ended September 28, 2003, cash used in investing activities was $2.0 million,  pertaining to the purchase of capital equipment for regular operations, and the acquisition of the CMC Electronics’ OEM GPS product line.  In the nine months ended September 28, 2002, cash used in investing activities was $1.0 million, also primarily attributable to the purchase of capital equipment and a $292,000 equity investment (net of intercompany eliminations) in Point, Inc.  The increased capital equipment spending is attributable to higher purchases of computer equipment, research and development equipment and tooling.

At September 28, 2003, the Company had cash and short-term investments of $9.3 million.  The Company has credit agreements with the HSBC Bank Canada and the Toronto Dominion Bank under which the Company can borrow up to $1.7 million for day-to-day operating requirements and $1.8 million to support the margin requirement related to the purchase of up to between US$6.5 and $7.5 million of foreign exchange contracts (depending on the maturity date of the contracts).  The lines of credit are payable on demand and as of September 28, 2003, are secured by $3.5 million of restricted short-term investments.  At September 28, 2003, portions of the lines of credit were utilized to support $68,000 of letters of credit ($79,000 at December 31, 2002) and US$3.0 million in foreign exchange contracts leaving $1.6 million available for day-to-day operating requirements and the margin capacity necessary to enter into an additional US$3.5 to $4.5 million in forward foreign exchange contracts (depending on the maturity date of the contracts).

As of September 28, 2003, the Company and Sokkia have collectively loaned Point, Inc. US$4.83 million, the Company’s share being US$2.37 million.  The loans are secured by the assets of Point, Inc. and bear 3% interest in 2003.  On November 10, 2003, the Company and Sokkia agreed to extend the due dates on the loans to December 31, 2003.  In addition, on November 10, 2003, the Company and Sokkia agreed to provide an additional US$500,000 loan to Point, with the Company's share being US$245,000.  During 2002, the Company and Sokkia advanced US$830,000 in new loans to Point, Inc., with the Company’s share being US$407,000.  In addition, during 2002 the Company and Sokkia provided US$1.5 million in equity financing to Point, Inc.  The Company’s share of the equity financing was US$735,000 and the Company’s equity interest in Point, Inc. remained at 49%.

Point, Inc. is dependent on the Company and Sokkia for product supply, distribution and financing.  Should Sokkia or the Company discontinue their support, Point, Inc.’s ability to continue as a going concern would be impaired.  If Point were not able to continue operations and was liquidated in an orderly wind down, the Company believes that its maximum loss exposure in the statement of operations to Point,

Inc., as of September 28, 2003, would be approximately $400,000, comprised primarily of working capital related items and the costs incurred to cease operations, after consideration of the effects of the proportionate consolidation of Point, Inc.  The financial statements contained herein do not reflect any adjustments that would be required if Point, Inc.’s operations were discontinued.

The Company believes that its existing cash, cash equivalents, short term investments, available lines of credit and anticipated cash generated from operations will be sufficient to satisfy its currently anticipated cash needs for at least the next twelve months.

While the Company believes that inflation has not had a material effect on its results of operations, there can be no assurance that inflation will not have a material effect on the Company’s results of operations in the future.

QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT  MARKET RISK

Most of the Company’s revenues (over 97% for the first nine months of 2003) are earned in currencies other than the Canadian dollar, principally the U.S. dollar. A substantial portion of the Company’s expenses, however, have been and will continue to be incurred in Canadian dollars. Accordingly, fluctuations in exchange rates between the U.S. dollar and the Canadian dollar could materially affect the Company’s results of operations.  In the normal course of business, the Company uses forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates.  The contracts are normally for terms of up to twelve months and are used as hedges of a portion of the Company’s revenues.  Gains and losses arising on these financial instruments are offset against the losses and gains arising from foreign exchange fluctuations on the position of the underlying transactions.  Derivative financial instruments are not used for speculative purposes.  There can be no assurance that the Company will be successful in these activities.

At September 28, 2003, the Company had forward foreign currency contracts to sell US$3.0 million between September 30, 2003 and December 31, 2003 at rates between $0.6480 and $0.6626.

The Company is not subject to significant interest rate risk due to the short-term maturities of its outstanding loans.

LEGAL PROCEEDINGS

There has been no material change since the Form 20-F for the fiscal year ended December 31, 2002 and the Form 6-K for the quarter ended June 29, 2003 were filed with the Securities and Exchange Commission.

OTHER RISK FACTORS

The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company’s control.  A discussion of some of these risks and the possible impact of these factors on future results from operations can be found in the Risk Factors section part of Form 20-F for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission.

Point, Inc.

The Company sells GPS receivers to Point, Inc. (“Point”) which incorporates these receivers into surveying systems that are in turn partially sold through Sokkia’s distribution channels.  The Company’s consolidated financial statements include the Company’s proportionate 49% joint venture interest in the accounts of Point.   Point is subject to similar types of risks as the Company.

As of November 10, 2003, the Company and Sokkia have collectively loaned Point US$5.33 million, the Company’s share being US$2.61 million.  The loans are secured by the assets of Point.  During 2002, the Company and Sokkia advanced US$830,000 in new loans to Point with the Company’s share being US$407,000.  In addition, during 2002 the Company and Sokkia provided US$1,500,000 in equity financing to Point.  The Company’s share of the equity financing was US$735,000 and the Company equity interest in Point remained at 49%. On November 10, 2003, the Company and Sokkia agreed to provide an additional US$500,000 loan to Point, with the Company's share being US$245,000.

Point is dependent on the Company and Sokkia for product supply, distribution and financing.  Should Sokkia or the Company discontinue their support, Point’s ability to continue as a going concern would be impaired.  If Point were not able to continue operations and was liquidated in an orderly wind down, the Company believes that its maximum loss exposure in the statement of operations to Point as of September 28, 2003, would be approximately $400,000, comprised primarily of working capital related items and costs incurred to cease operations, after consideration of the effects of the proportionate consolidation of Point.  The financial statements contained herein do not reflect any adjustments that would be required if Point’s operations were discontinued.

The Company is disappointed in the operating performance of Point, particularly the lower than expected revenues which the Company had anticipated would increase after the April 2002 restructuring.  The Company continues to work with Point’s management and Sokkia to improve the operating results of Point.  Point’s operating performance in the third quarter 2003 improved in comparison to recent quarters in certain areas, including higher revenue and customer orders pertaining to increased shipments to Japan, other Asian markets and Europe. However, there can be no assurance that the Company will be successful in these efforts.

Mezure, Inc.

On January 26, 2001, the Company acquired a 48.7% equity interest in Mezure, Inc. (“Mezure”).  Mezure was established in 2000 and had been working with the Company to develop market applications combining GPS, wireless infrastructure and the Internet.  On July 23, 2001, the Company acquired a further 25.3% interest in Mezure after exercising its option to convert US$200,000 in loans previously advanced to Mezure and charged to operations during 2001 into additional common shares.  Effective with this conversion, the Company owned a 74% controlling interest in Mezure.  In April 2002, the Company’s equity interest was diluted to approximately 70%.  On February 28, 2003, Mezure notified its shareholders that as a result of shortfalls in cash flows from operations and its inability to meet current vendor obligations, Mezure would pursue a federal bankruptcy filing.  On March 5, 2003, the Company’s representatives on the Board of Directors of Mezure resigned from the Mezure Board of Directors.  On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy which was filed in the United States Bankruptcy Court, Oregon District, on June 25, 2003.  On September 24, 2003 an Order Approving Trustee’s Account, Discharging Trustee and Closing Estate was entered into the docket of the United States Bankruptcy Court, District Oregon (Portland).  With the Chapter 7 bankruptcy filing concluding, the Company recognized a gain of $379,000 relating to the liquidation of the residual assets and liabilities of Mezure in the three month period ended September 28, 2003.  While Mezure operated as a separate corporation, Mezure’s third party creditors could potentially attempt to satisfy their claims with Mezure by pursuing these claims against the Company.  The Company believes that these claims would not be valid and that the ultimate liability with respect to the resolution of these actions is not expected to materially affect the Company’s financial position or results of operations.  However, there can be no assurance of this.